Canarc Resource Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8	T: 604.685.9700 F: 604.6685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

NEWS RELEASE

Canarc Closes Acquisition of Nevada Gold Assets

Vancouver, Canada – March 21, 2017 – Canarc Resource Corp. (“Company or Canarc”) (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has executed and closed a definitive agreement (the “Agreement”) with American Innovative Minerals LLC. (“AIM”), whereby Canarc acquired through its wholly owned Nevada based subsidiary called “AIM US Holdings” 100% of AIM’s outstanding securities for a total purchase price of US$2 million that has been paid at closing.

Canarc now owns 10 gold exploration properties, two of which have previously estimated historic gold resources, in Nevada, one gold project in Idaho, two royalty interests on other properties as well as data on 500 Nevada exploration properties and an additional 100 exploration properties in Montana and the western USA.

Future Plans

Canarc has already commissioned an updated NI 43-101 resource report on the main asset in the portfolio, the Fondaway Canyon gold project. The updated resource report is targeted for completion in April 2017.

Fondaway Canyon has historical Indicated resources of 409,000 ounces of gold at an average grade of 6.18 g/t gold within 2,050,000 tonnes and Inferred resources of 660,000 ounces of gold at an average grade of 6.4 g/t gold within 3,200,000 tonnes, using a cut-off grade of 3.43 g/t gold. These resources are historical estimates and a qualified person for Canarc has not done sufficient work to reclassify them as a current mineral resource. As a result the historical estimate is not being treated as a current mineral resource. Details of the historical gold resource can be found in the December 20, 2016 news release issued by Aorere Resources a New Zealand Exchange listed company.

Canarc is also planning to retain an experienced Nevada focused geologist in order to complete an in depth review of all projects and prioritize exploration targets for drilling. Management’s review of Fondaway Canyon recognized significant potential to verify the historic resources and expand them along strike and at depth.

Current Cash

Following the closing of the AIM acquisition Canarc’s cash position remains robust holding approximately C$8 million cash and equivalents.

Qualified Person

Garry Biles, P. Eng, President & COO for Canarc Resource Corp, is the Qualified Person (as defined in NI 43-101) who reviewed and approved the contents of this news release.

Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring operating or pre-production stage gold-silver-copper mines or properties in the Americas and further advancing its gold properties in Nevada and BC.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the planned completion of the Acquisition, potential strategic M&A transactions being contemplated by Canarc, the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.